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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66746

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 AND ENDING 12/31/2010
                               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NAFA Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 North Broadway, Suite 2550

Oklahoma City   Oklahoma   73102
                              (No. and Street)

      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John E. Fryrear   405-272-9290
                                           (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

James Dee Johnson & Company Certified Public Accountants PC
                            (Name – if individual, state last, first, middle name)

3608 NW 58th Street   Oklahoma City   Oklahoma   73112
  (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, John E. Fryrear _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

NAFA Capital Markets, LLC _____ , as

of December 31 _____ , 20 10 ___, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

John E. Fryrear A/C#15008279 Value as of 12-31-10 $4,908.16

State of Oklahoma
County of Oklahoma
Signed before me on 2-16-2011
by John E. Fryrear

_____
Notary Public

_____
Signature

John E. Fryrear, President
_____
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [n/a] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [n/a] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [n/a] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents



JAMES DEE
JOHNSON & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS P.C.

INDEPENDENT AUDITORS' REPORT

To the Manager
NAFA Capital Markets, L.L.C.

We have audited the accompanying statement of financial condition of NAFA Capital Markets, L.L.C. as of December 31, 2010 and the related statements of operations, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NAFA Capital Markets, L.L.C. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Oklahoma City, Oklahoma
February 16, 2011

3608 NW 58th St., Ste 100 • Oklahoma City, OK 73112 • Office (405) 943-1272 • FAX 943-1315

NAFA Capital Markets, LLC
Statement of Financial Condition
As of December 31, 2010

Assets

Cash in Bank and Brokerage	$ 95,231
Deposits with clearing organizations and others (cash)	103,621
Receivables from broker-dealers and others	135,931
Prepaid expenses	5,522
Other assets	3,416
Furniture,equipment and leasehold improvements at cost, less accumulated depreciation of $60,711	24,076
TOTAL ASSETS	**$ 367,797**

Liabilities and Members' Equity

Accounts payable, accrued expenses and other liabilities	12,765
Commitments	
Members' Equity	355,032
TOTAL LIABILITIES AND MEMBERS' EQUITY	**$ 367,797**

The accompanying notes are an integral part of this financial statement.

NAFA Capital Markets, LLC
Statement of Operations
For the Year Ended December 31, 2010

Revenue	
Commissions	$ 1,502,173
Interest and dividend income	419
Miscellaneous income	175
Total Income	1,502,767
Expenses	
Employee compensation, commissions and benefits	1,170,482
Brokerage and clearing fees	73,716
Occupancy	47,750
Communications and data processing	36,993
Office expense	164,528
Interest expense	4
Depreciation	9,044
Total operating expenses	1,502,517
Net Income	$ 250

The accompanying notes are an integral part of this financial statement.

NAFA Capital Markets, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2010

Members' Equity beginning of year	$	456,226
Member distributions		(101,444)
Net income		250
Members' Equity end of year	$	355,032

The accompanying notes are an integral part of this financial statement.

NAFA Capital Markets, LLC
Statement of Changes in Liabilities Subordinated to Claims of Creditors
For the Year Ended December 31, 2010

Subordinated borrowings at beginning of year	$	-
Changes		-
Subordinated borrowings at end of year	$	-

The accompanying notes are an integral part of this financial statement.

NAFA Capital Markets, LLC
Statement of Cash Flows
For the Year Ended December 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	$ 250
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities:	
Depreciation and Amortization	9,044
Fixed Assets	645
Decrease (Increase) in Operating Assets:	
Accounts Receivable	(42,082)
Deposits with clearing organizations	1,003
Other	215
Increase (Decrease) in Operating Liabilities:	
Accounts Payable	(15,956)
Accrued Liabilities	-
Total Adjustments	(47,131)
Net Cash Provided By (Used in) Operating Activities	(46,881)
CASH FLOWS FROM INVESTING ACTIVITIES	
Capital Expenditures	(4,723)
Net Cash Provided By (Used In) Investing Activities	(4,723)
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions to Members Paid	(101,444)
Proceeds From Sale of Stock	-
Net Cash Provided By (Used In) Financing Activities	(101,444)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(153,048)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	248,279
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 95,231
Interest paid during the year	$ 4

The accompanying notes are an integral part of these financial

NAFA Capital Markets, LLC

Notes to Financial Statements
December 31, 2010

1. **Organization and Nature of Business**

    The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) operating under SEC Rule 15c3-3(k)(2)(ii) which provides that all the funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. In accordance with the provisions of this rule, the Company executes all of its customers' transactions on a fully-disclosed basis, through an unaffiliated clearing broker-dealer which carries the accounts and securities of the company's customers.

2. **Significant Accounting Policies**

    Basis of Presentation
    The financial statements include the accounts of the Company. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions and agency transactions.

    Securities Transactions
    Profit and loss arising from all securities transactions entered into for the account and risk of the Company are determined using the specific identification method and are recorded on a settlement date basis.

    Customer's securities transactions are reported on a settlement date basis with related commission income and expenses reported on a settlement date basis. The amounts recorded for commission and income and expense for customers' securities transactions approximate the amounts that would be recorded on a trade date basis.

    Marketable securities (level 1 assets - assets trading on active markets) are valued at market value, and securities not readily marketable (level 2 assets) are valued at fair value as determined by management applying the guidelines under FASB ASC 820 formerly known as FASB 157. Currently the Company has no securities.

    Income Taxes
    As a limited liability company, the Company's taxable income or loss is allocated to members in accordance with their respective percentage ownership. Therefore, no provision or liability for income taxes has been included in the financial statements

    Depreciation
    Depreciation is provided on an accelerated method of depreciation basis using estimated useful lives of three to seven years. Leasehold improvements are amortized on a straight-line method over a 10 year life.

    Statement of Cash Flows
    For purposes of the Statement of Cash Flows, the Company has defined cash

7

equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates

3.   **Postretirement Benefit Plans**

The Company does not provide health and life insurance benefits to retired employees.

4.   **Financial Instruments**
Accounting Policies

The financial instruments of the Company are reported in the statement of financial condition at market or fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

Financial Instruments With Off-Balance-Sheet Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.
The majority of the Company's transactions with off-balance-sheet risk are short-term in duration.

5.   **Concentrations of Credit Risk**

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The company has five customers who make up 70% of its gross revenues. If these relationships are terminated the Company may be exposed to risk.

8

NAFA Capital Markets, LLC

Notes to Financial Statements
December 31, 2010

6.   **Operating Lease**

The company has entered into a non-cancelable operating lease agreement for its offices. Rental expense for the year was $47,750. Future minimum lease payments required under the lease are as follows:

| 2011 | $45,359.52 |
| 2012 | $15,302.00 |

7.   **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2010, the Company had net capital of $321,870 which was $221,870 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital ratio was .0397 to 1.

The Company is exempt from the Securities and Exchange Commission Customer Protection Rules (SEC Rule 15c3-3), which relate to reserves and custody of securities, under section (k)(2)(ii) of this rule.

Supplemental Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934
as of
December 31, 2010

NAFA Capital Markets, L.L.C.
Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2010

Computation of Net Capital

Total ownership equity qualified for net Capital			
Add		$	355,031
Liabilities subordinated to claims of general creditors allowable in computation of net capital			-
Total capital and allowable subordinated liabilities			355,031

Deductions and/or charges			
Non-allowable assets			
Accounts receivable	$	-	
Prepaid Expenses		5,522	
Deposits		149	
Other assets		3,416	
Furniture, equipment and leasehold improvements		24,075	
			33,162
Net capital before haircuts on securities positions			321,869

Haircuts on securities (computed, where applicable pursuant to Rule 15c3-1(f):

Money Market	$	-	
			-

Net capital

	$	321,869

Aggregate Indebtedness

Items included in statement of condition		
Accounts payable / Accrued interest	$	12,765
Total Aggregate indebtedness	$	12,765

Computation of Basic Net Capital Requirement

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$	851
Minimum Dollar Net capital requirement of reporting broker or dealer	$	100,000
Minimum net capital requirement (greater of two minimum requirement amounts)	$	100,000
Net capital in excess of minimum required	$	221,869
Excess net capital at 1000%	$	320,592
Ratio: Aggregate indebtedness to net capital		4%

Reconcilation with Company's Computation

There were no material differences in the computation of net capital under rule 15c3-1 from the Company's computation.

NAFA Capital Markets, L.L.C.
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of
the Securities and Exchange Commission
As of December 31, 2010

Exemptive Provisions

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Independent Auditors Report

on Internal Control

Required by SEC Rule 17a-5

Year Ended December 31, 2010



JAMES DEE
JOHNSON & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS P.C.

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

Members
NAFA Capital Markets, L.L.C.

In planning and performing our audit of the financial statements of NAFA Capital Markets, L.L.C. (the Company), for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and Comparisons, and the recordation of differences required by rule 1 7a- 13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

14

disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 1 7a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Oklahoma City, Oklahoma
February 16, 2011



JAMES DEE
JOHNSON & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS P.C.

To those in Charge of Governance of NAFA Capital Markets, L.L.C.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by NAFA Capital Markets, L.L.C. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating NAFA Capital Markets, L.L.C.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). NAFA Capital Markets, L.L.C.'s management is responsible for the NAFA Capital Markets, L.L.C.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, check register and in the general ledger noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers including trial balances noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers including trial balance and SIPC-7 support schedule supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Oklahoma City, Oklahoma
February 18, 2011

3608 NW 58th St., Ste 100 • Oklahoma City, OK 73112 • Office (405) 943-1272 • FAX 943-1315

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended __DEC. 31__ , 20 __10__
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
066746  FINRA  DEC
NAFA CAPITAL MARKETS LLC      19*19
100 N BROADWAY AVE STE 2550
OKLAHOMA CITY OK 73102-8826
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

JOHN FRYREAR   405-272-9290

2. A. General Assessment (item 2e from page 2) $ 3,606.00

   B. Less payment made with SIPC-6 filed (exclude interest)   (1,176.00)

   _____
   Date Paid
   C. Less prior overpayment applied   (0)

   D. Assessment balance due or (overpayment)   2,430.00

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   0

   F. Total assessment balance and interest due (or overpayment carried forward) $ 2,430.00

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 2,430.00

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

NAFA CAPITAL MARKETS, LLC
(Name of Corporation, Partnership or other organization)

Dated the __7th__ day of __FEB__ , 20 __11__.

PRESIDENT   (Authorized Signature) JOHN E. FRYREAR
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
        Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

Rec. 2-7-11 CK# 3418

review 2-14-11

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning __1 - 1__, 20_10_
and ending __12 - 31__, 20_10_
Eliminate cents

Item No.

2a Total revenue (FOCUS Line 12.Part IIA Line 9. Code 4030) $ _1,502,767_

2b Additions.

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities

(6) Expenses other than advertising. printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts

Total additions   _0_

2c Deductions

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust. from the sale of variable annuities from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   _271_

(2) Revenues from commodity transactions

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   _60,000.00_

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills. bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act)

(8) Other revenue not related either directly or indirectly to the securities business (See Instruction C):

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13. Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ _____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960) $ _____

Enter the greater of line (i) or (ii)

Total deductions   _60,271.00_

2d. SIPC Net Operating Revenues $ _1,442,496.00_

2e. General Assessment @ .0025 $ _3,606_

NAFA Capital Markets, L.L.C

Financial Statements
and
Independent Auditors' Report

December 31, 2010



JOHNSON & COMPANY

JAMES DEE

CERTIFIED PUBLIC ACCOUNTANTS P.C.